Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, D.C. 20036 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Peter M. Hong, Esq.
(202) 419-8429
phong@stradley.com

February 16, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Ms. Lauren Hamill, Esquire

Re:	Nationwide Mutual Funds
File Nos. 811-08495 and 333-40455

Dear Ms. Hamill:

On behalf of Nationwide Mutual Funds (the "Registrant") and its series the Nationwide Fund (the "Fund"), below you will find the Registrant's responses to the comments conveyed by you on January 23, 2017, with regard to Post-Effective Amendment No. 207 (the "Amendment") to the Registrant's registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (the "SEC") on December 28, 2016, pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(1) under the Securities Act of 1933, as amended (the "Securities Act").

Below we have provided your comments and the Registrant's response to each comment.  These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

U.S. Securities and Exchange Commission

Prospectus

Fund Summary: Nationwide Fund

1.	Comment: Because footnote 2 to the fee table on page 2 applies only to Class A shares, consider moving the footnote reference to the corresponding column in the "Fee Waiver/Expense Reimbursement" row.

Response:  The Registrant has deleted footnote 2 to the fee table on page 2 as the expense limitation agreement will no longer apply to the Fund.

2.	Comment: Delete the following sentence from footnote 2, as it does not appear to be appropriate in the context of the discussion regarding the expense limitation agreement:

Because the written contract limiting the Fund's expenses expires within one year of the date hereof, fees waived in accordance with the contract are not reflected in the Fees and Expenses Table.

Response: See response to comment 1 above.

U.S. Securities and Exchange Commission

In connection with the Registrant's responses to the SEC Staff's comments on the Amendment, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant's filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8429 or Jessica D. Burt at (202) 419-8409, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Peter M. Hong
Peter M. Hong, Esquire

cc:	Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire
Jessica D. Burt, Esquire